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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

HAVERTY FURNITURE COMPANIES, INC.
(Name of Issuer)
Class A Common Stock, $1.00 par value
(Title of Class of Securities)
419596-20-0
(CUSIP Number)
Terry Ferraro Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	419596-20-0	13D	Page	2	of	9

1	NAMES OF REPORTING PERSONS: SS OR IRS IDENTIFICATION[1] OF ABOVE PERSON

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
H5, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO/See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Georgia

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		957,453 Shares of Class A Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

957,453 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

957,453 Shares of Class A Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	419596-20-0	13D	Page	3	of	9

1	NAMES OF REPORTING PERSONS: SS OR IRS IDENTIFICATION[1] OF ABOVE PERSON

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Pine Hill Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO/See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Georgia

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		957,453 Shares of Class A Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

957,453 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

957,453 Shares of Class A Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	419596-20-0	13D	Page	4	of	9

1	NAMES OF REPORTING PERSONS: SS OR IRS IDENTIFICATION[1] OF ABOVE PERSON

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
J. Rawson Haverty, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO/See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		247,512 Shares of Class A Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		964,953 Shares of Class A Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		160,325 Shares of Class A Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

1,052,140 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,212,465 Shares of Class A Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	419596-20-0	13D	Page	5	of	9
     Item 1. Security and Issuer.
     The name of the issuer is Haverty Furniture Companies, Inc., a Maryland corporation (the “Company”). The address of the Company’s principal executive offices is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Class A common stock of the Company, par value $1.00 per share (the “Class A Common Stock”).
     Item 2. Identity and Background.
(a)	The names of the persons filing this Schedule 13D are H5, L.P. (the “Partnership”), Pine Hill Associates, LLC (the “LLC”) and J. Rawson Haverty, Jr. (“Mr. Haverty”), the manager of the LLC (collectively, the “Reporting Persons”).

(b)	The address of the principal place of business of the Partnership and the LLC is 4414 Dunmore Road, NE, Marietta, Georgia 30068. Mr. Haverty’s business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.

(c)	The principal business of the Partnership is to consolidate, hold and manage the ownership of certain shares of Class A Common Stock of the Company currently held by its partners and to acquire, operate, lease or hold for investment interests in other assets. The LLC is the sole general partner of the Partnership. The principal business of the LLC is to enter into any lawful business activity, to acquire, operate, lease and hold for investment interests in real estate, partnerships, other limited liability companies, joint ventures and in other forms of real, personal and intangible property and to serve as the general partner of the Partnership and to control the voting, investment, disposition of any shares of Class A Common Stock held by the Partnership. The LLC is managed by its sole manager, J. Rawson Haverty, Jr. Mr. Haverty’s principal occupation is Senior Vice President, Real Estate and Development for the Company. His principal business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.

(d)(e)	During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	419596-20-0	13D	Page	6	of	9
(f)	Mr. Haverty is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The shares of the Company’s Class A Common Stock held by the Partnership and subject to reporting on this Schedule 13D were contributed to the Partnership by its partners pursuant to their formation of the Partnership. The shares of the Company’s Class A Common Stock contributed to the Partnership by its partners were previously acquired by the partners through bequest, inheritance, gift, acquisition on the open market, as compensation for service to the Company or in the case of the Partnership’s general partner, the LLC, as a contribution from its members. All shares of Class A Common Stock held by Mr. Haverty were acquired more than 60 days prior to the transfer of Class A Common Stock to the Partnership, which necessitated this Schedule 13D.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired for investment purposes all of the shares of the Company’s Class A Common Stock for which they are deemed to be a beneficial owner.
(a)	The Partnership and the LLC do not currently plan to acquire future shares of the Company’s Class A Common Stock other than shares that may be acquired through additional contributions to the Partnership by its partners or to the LLC by its members. The Partnership may accept additional partners in the future, who may contribute additional shares of the Company’s Class A Common Stock, and the LLC may accept additional members.

(b)	The Reporting Persons have no present plans or proposals which relate to or would result in an extraordinary corporate transaction involving the Company.

(c)	The Reporting Persons have no present plans or proposals which relate to or would result in a sale or transfer of a material amount of the Company’s assets.

(d)	The Reporting Persons have no present plans or proposals which relate to or would result in any changes in composition of the Company’s present board of directors, senior management, personnel or their compensation or in the number or term of directors.

(e)	The Reporting Persons have no present plans or proposals which relate to or would result in any changes in the Company’s present capitalization or dividend policy of the Company.

(f)	The Reporting Persons have no present plans or proposals which relate to or would result in any other material change in the Company’s business or corporate structure.

CUSIP No.	419596-20-0	13D	Page	7	of	9
(g)	The Reporting Persons have no present plans or proposals which relate to or would result in changes in the Company’s charter, bylaws or other governing instruments which may impede the acquisition of control of the Company by any person.

(h)	The Reporting Persons have no present plans or proposals which relate to or would result in causing any of the Company’s securities to be delisted from a national securities exchange.

(i)	The Reporting Persons have no present plans or proposals which relate to or would result in a class of securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)	The Reporting Persons have no present plans or proposals which relate to or would result in any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)(b)	The Partnership beneficially owns 957,453 shares or 22.8% of the Class A Common Stock of the Company over which its general partner, the LLC, shares dispositive power and thus shares beneficial ownership.

Mr. Haverty beneficially owns 1,212,465 shares or 28.9% of the Class A Common Stock of the Company. Mr. Haverty has sole dispositive power with respect to 160,325 shares of Class A Common Stock and sole voting power with respect to 247,512 shares of Class A Common Stock. As the manager of the LLC, the Partnership’s general partner, Mr. Haverty shares voting and dispositive power with the Partnership and the LLC with respect to the 957,453 shares of the Class A Common Stock held by the Partnership. Mr. Haverty shares dispositive power over 87,187 shares held by the Mary E. Haverty Foundation (the “Foundation”) with the other trustees of the Foundation: Margaret E. Haverty Glover, Jane M. Haverty, Mary E. Haverty-Bousson and Ben M. Haverty.

Margaret E. Haverty Glover, Jane M. Haverty, Mary E. Haverty-Bousson and Ben M. Haverty are all citizens of the United States of America. None of them have been have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of the Foundation and its trustees is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342. The purpose of the Foundation, which is a Georgia corporation, is to support charitable organizations.

CUSIP No.	419596-20-0	13D	Page	8	of	9
(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Mr. Haverty has sole voting power over 87,187 shares of Class A Common Stock held by the Mary E. Haverty Foundation pursuant to a revocable proxy dated March 20, 2007 which is attached as Exhibit 99.1.
Except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Revocable Proxy from Co- Trustees of the Mary E. Haverty Foundation dated March 20, 2007

CUSIP No.	419596-20-0	13D	Page	9	of	9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2007	H5, L.P.
	By:	/s/J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Manager of Pine Hill Associates, LLC (general partner of H5, L.P.)

PINE HILL ASSOCIATES, LLC
By:	/s/J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Manager

J. RAWSON HAVERTY, JR.
By:	/s/J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.